BD

KW 2/28

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

11015897

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2011
WASH. D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49349

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/10** (mm/dd/yy) AND ENDING **12/31/10** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kipling Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Shoreline Highway, Suite 200-B
(No. and Street)

Mill Valley (City) **California** (State) **94941** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Randall Bigony **415-339-4085**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213 (Address) **Walnut Creek,** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KW 3/10

OATH OR AFFIRMATION

I, **F. Randall Bigony**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kipling Capital, Inc.**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DEBORAH J. LEWIS
Commission # 1894453
Notary Public - California
Marin County
My Comm. Expires Jul 3, 2014

Signature

Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of MARIN

Subscribed and sworn to (or affirmed) before me on this 18th day of FEB, 2011, by FREDERICK RANDALL BIGONY,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DEBORAH J. LEWIS
Commission # 1894453
Notary Public - California
Marin County
My Comm. Expires Jul 3, 2014

(Seal) Signature Deborah J Lewis

Kipling Capital, Inc.

December 31, 2010

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Board of Directors
Kipling Capital, Inc.

We have audited the accompanying statement of financial condition of Kipling Capital, Inc. (the "Company") as of December 31, 2010 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 16, 2011

Kipling Capital, Inc.

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 313,476
Accounts receivable	365,649
Other assets	26,705
Property and equipment, net of $120,475 accumulated depreciation	50,461
Total Assets	$ 756,291
Liabilities and Stockholders' Equity	
Accounts payable and accrued expenses	$ 63,167
Payable under stock redemption agreement	60,687
Due to stockholders	4,016
Deferred revenue	3,269
State taxes payable	15,400
Total Liabilities	146,539
Stockholders' Equity	
Common stock (no par value; 10,000,000 shares authorized; 410,000 shares issued and outstanding)	4,100
Retained earnings	605,652
Total Stockholders' Equity	609,752
Total Liabilities and Stockholders' Equity	$ 756,291

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.

Statement of Income

For the Year Ended December 31, 2010

Revenue	
Commission revenue	$ 1,454,011
Investor servicing fees	659,743
Carried interest income	208,229
Interest and other income	11,790
Total Revenue	2,333,773
Operating Expenses	
Compensation and benefits	571,135
Professional fees	75,556
Rent	72,982
Loss on disposal of assets	28,068
Marketing	27,662
Regulatory fees	16,825
Depreciation	14,373
Operating expenses	115,079
Total Expenses	921,680
Income Before Income Taxes	1,412,093
Income taxes	21,218
Net Income	$ 1,390,875

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2010

	Common Stock	Retained Earnings	Total
December 31, 2009	$ 4,100	$ 577,366	$ 581,466
Distributions	-	(1,300,000)	(1,300,000)
Payments on redemption of stock	-	(62,589)	(62,589)
Net income	-	1,390,875	1,390,875
December 31, 2010	$ 4,100	$ 605,652	$ 609,752

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net income	$	1,390,875
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		14,373
Loss on disposal of assets		28,068
(Increase) decrease in:		
Accounts receivable		(48,015)
Refundable income taxes		18,132
Other assets		5,832
Increase (decrease) in:		
Accounts payable and accrued expenses		49,248
Payable under stock redemption agreement		(43,086)
Due to stockholders		725
State taxes payable		15,400
Net Cash Provided (Used) by Operating Activities		1,431,552
Cash Flows from Investing Activities		
Purchases of property and equipment		(50,153)
Net Cash Provided (Used) by Investing Activities		(50,153)
Cash Flows from Financing Activities		
Distributions		(1,300,000)
Payments on redemption of stock		(62,589)
Net Cash Provided (Used) by Financing Activities		(1,362,589)
Net Increase (Decrease) in Cash and Cash Equivalents		18,810
Cash and cash equivalents at beginning of year		294,666
Cash and Cash Equivalents at End of Year	$	313,476

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.

Notes to the Financial Statements

December 31, 2010

1. Organization

Kipling Capital, Inc. (the "Company") is a broker-dealer in securities primarily engaged in the sale of direct participation programs. Compensation for such sales consists of commissions at the time of capital contributions, plus a trailing commission (investor servicing fee), plus a percentage of the profits upon the sale of the underlying properties held in certain direct participation programs (backend fee). The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts earned per agreement that have not yet been collected. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives of the assets ranging from three to five years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at Kipling Capital, Inc. The provision for income taxes shown in the accompanying statement of income consists of current state taxes of $20,800.

Kipling Capital, Inc.

Notes to the Financial Statements

December 31, 2010

3. Risk Concentrations

At December 31, 2010, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $64,001.

Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 50% of revenue was generated from two customers and 56% of accounts receivable are due from one customer.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2010, the Company's net capital was $166,937 which exceeded the requirement by $157,168.

5. Lease Obligations

The Company leases office space in Mill Valley, California. The lease term began on January 19, 2010 and expires on January 31, 2014. The future annual minimum lease payments are as follows:

2011	$ 91,971
2012	93,025
2013	94,900
2014	8,025
Total	$ 287,921

6. Redemption of Stock

On January 1, 2008, in a complete redemption, the Company purchased one shareholder's 90,000 shares in exchange for $272,780 of the Chileno Bay Development Partners L.P. note receivable and certain future contingent payments based on the Company's income over 37 months beginning December 2007. Under the terms of the agreement, additional contingent payments of $62,589 were allocated to the redeemed shareholder and $105,675 was paid during the year. At December 31, 2010, $60,687 was payable to the former shareholder under the redemption agreement.

7. Subsequent Events

The Company has evaluated subsequent events through February 16, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Kipling Capital, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2010

Net Capital		
Total stockholders' equity	$	609,752
Less: Non-allowable assets		
Accounts receivable		365,649
Other assets		26,705
Property and equipment, net		50,461
Total non-allowable assets		442,815
Net Capital		166,937
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $146,539 or $5,000, whichever is greater		9,769
Excess Net Capital	$	157,168

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2010)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2010	$	181,382
Decrease in stockholders' equity		(20,262)
Decrease in non-allowable assets		5,817
Net Capital Per Above Computation	$	166,937

See independent auditor's report and accompanying notes.

Kipling Capital, Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2010

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2010

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Kipling Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Kipling Capital, Inc.. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature] + Associates

February 16, 2011

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

SIPC Supplemental Report Required by SEC Rule 17a-5

To the Board of Directors
Kipling Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Kipling Capital, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting a $150 difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst Wintter & Associates

February 16, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049349 FINRA DEC
KIPLING CAPITAL INC 11*11
100 SHORELINE HWY STE 200B
MILL VALLEY CA 94941-3683

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (exclude interest) (150)

7/23
Date Paid

COPY

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 150- —

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

$300. overpayment

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ Ø

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

F. Randall Bigoni
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO
(Title)

Dated the 17th day of January, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 1/19/11 Postmarked 1/26/11 Received ______ Reviewed

Calculations ______ LB Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: This acct was overpaid. Please use going forward.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,333,723

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Rec D Offerings — 2,333,723

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø

Enter the greater of line (i) or (ii) — Ø

Total deductions — 2,333,723

2d. SIPC Net Operating Revenues — $ Ø

2e. General Assessment @ .0025 — $ Ø

(to page 1, line 2.A.)

Kipling Capital, Inc.

Annual Audit Report

December 31, 2010

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Kipling Capital, Inc.

Annual Audit Report

December 31, 2010

ERNST WINTTER & ASSOCIATES
Certified Public Accountants